[Karaganda, LLC]

KARAGAN**ДA**

ANNUAL REPORT

2618 San Miguel Drive Suite
496 Newport Beach, CA 92660
(917) 378 - 3000
www.karagandafilm.com

This Annual Report is dated _December 31__, 2018.

BUSINESS

Karaganda, LLC, a California limited liability company (the "Company") was formed to develop, own and finance the production of the feature film titled,
Karaganda (herein referred to as the "Film"). The Company was formed to develop, own, finance, complete, and distribute the Feature Film. The Principles and the Production Company shall enter into agreements with individuals, producers, actors, companies and other production personnel to participate in the production of the Film. Once the Film is done, the Company intends to seek to arrange distribution via major or mini-major studios and/or through all other available options.

Karaganda is a feature film about Vladimir, who is a prisoner in a 1980s Soviet prison camp on a mission to find his wife who is also imprisoned in the Karaganda region. In order to rescue her, he joins the Vory v Zakonye (Vors), a criminal gang that controls the camps. The Vors succeed in finding her, but at a cost that will haunt Vladimir as he transforms into a powerful crime boss in Brighton Beach, Brooklyn.

Previous Offering

2018-11-23, Section 4(a)(2), 1000 Class A Voting Capital Units. Use of proceeds: Founder shares, general administrative purposes.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results 2017:

ASSETS- December 31, 2017

Current Assets:

Cash and cash equivalents: $9,431

Investments - at fair value (cost $19,846): $20,114

Total Current Assets: $29,545
TOTAL ASSETS: $29,545

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current Liabilities:

Deferred revenue - Kickstarter: $32,284

Total Current Liabilities

Total Members' Equity (Deficit): ($2,739)

TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT): $29,545

Net revenues: $0

Cost of net revenues: $0

Gross profit: $0

Operating Expenses:

General & administrative: ($3,104)

Total Operating Expenses: ($3,104)

Loss from operations: ($3,104)

Other Income/(Expense):

Dividend income: $97

Net change in unrealized gain on investments: $268

Total Other Income/ (Expense): $365

Net loss: ($2,739)

Operating Results – 2018

ASSETS - December 31, 2018

Current Assets:

Cash and cash equivalents: $23,517

Investments at fair value (cost $228): $195

TOTAL ASSETS (2018): $23,712

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current Liabilities:

Deferred revenue - Kickstarter: $32,284

Total Current Liabilities

Total Members' Equity (Deficit): (8,572)

TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT): $23,712

Net revenues: $0

Cost of net revenues: $0

Gross profit: $0

Operating Expenses:

General and administrative: $3,641

Sales and marketing: $2,678

Total Operating Expenses: $6,319

Loss from operations: ($6,319)

Other Income/(Expense):

Dividend income: $283

Interest income: $3

Net realized gain on investments: $233

Unrealized loss on investments: ($33)

Total Other Income/ (Expense) Net loss: $486

Net loss: ($5,833)

_____

From December 31 2017 to December 31 2018, Karaganda, LLC assets have decreased from $29,545 to $23,712, a decrease of $5,833

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $_**$23,712**_. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company has not had any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Max Weissberg	**LLC Manager- CEO - Producer/Director**
Nina Gortinski	**LLC Manager - Producer**
Edwin Mejia	**LLC Manager - Corporate Director - Producer**

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A units	Nina Gortinski 846 Oneanta Dr. South Pasadena, CA 91030	___260_____ units		___26__%
	Edwin Mejia 124 W 29th St Suite 902 New York, NY 10001	____250____ units		___25__%
	Max Weissberg 343 20th St. Apt. 4 Brooklyn, NY 11215	490 units		49%

RELATED PARTY TRANSACTIONS

This company has no related party transactions.

OUR SECURITIES

Our authorized capital stock consists of _10,700_____ units of class B units, par value $100_____ per unit. As of December 31, 2018, ____1000_____- units of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Classes of securities

Class A Voting Capital Units: 1,000 Voting Rights

The holders of units of the Company's Class A Voting Capital Units are entitled to vote and must follow the specifications as outlined in the Operating Agreement.

Return Rights

After Recoupment, such remaining Gross Receipts, if any, shall be deemed "Net Profits" and shall be distributed to such persons, if any, who, in the sole discretion of the Class A Members has agreed to provide rights or services to the Company for compensation to be based, in whole or in part, on a share of Net Profits. The remainder of such Gross Receipts, if any, shall be deemed "Adjusted Net Profits" of the Company, and, shall be applied as follows: An amount equal to fifty percent (50%) of Adjusted Net Profits shall be divided among the Class B Non-Voting Members with each Class B Non-Voting Member receiving that portion thereof as his/her Units pro rata against the full budget of the film; and an amount equal to fifty percent (50%) of the Adjusted Net Profits shall be paid to the Class A Voting Capital Members with each Class A Voting Capital Member receiving that portion thereof proportionate to his/her Units in the Company.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class B Nonvoting Capital Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding units. This shall occur until such time as an aggregate amount equal to 115% of the Original Capital has been distributed to the Class B Nonvoting Capital Unit Members ("Recoupment"), after which recoupment, 50% of proceeds will be split pro rata amongst Class B Members pro rata in proportion with their aggregate Class B Nonvoting Capital Units, and 50% of proceeds will be split pro rata amongst Class A Members pro rata in proportion with their aggregate Class A Nonvoting Capital Units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Voting Capital Units are subject to and may be adversely affected by, the rights of the holders of units of any additional classes of preferred units that we may designate in the future.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

Class B Nonvoting Capital Units: 0

Voting Rights

The holders of units of the Company's Class B Nonvoting Capital Units are not entitled to vote on any matter except as required under applicable law.

Return Rights

Holders of the company's Capital Units will earn first dollar net profit returns on the sale and marketing of the film until their initial capital investment has been returned plus 15% upon payment of outstanding expenses. Thus, dollar one of all net profits will be returned to Class A Members until they are recouped at 115%. Subsequent to the return on initial capital investment plus 15%, crew, producers, talent, marketing will split 50/50 of the film's profits with Members. Note that "created by" residuals and other such residual income does not constitute profit.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class B Nonvoting Capital Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding units. This shall occur until such time as an aggregate amount equal to 115% of the Original Capital has been distributed to the Class B Nonvoting Capital Unit Members ("Recoupment"), after which recoupment, 50% of proceeds will be split pro rata amongst Class B Members pro rata in proportion with their aggregate Class B Nonvoting Capital Units, and 50% of proceeds will be split pro rata amongst Class A Members pro rata in proportion with their aggregate Class A Nonvoting Capital Units.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Non-voting Capital Units are subject to and may be adversely affected by, the rights of the holders of units of any series of our Class A Voting Capital Units and any additional classes of preferred units that we may designate in the future.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a minority holder

In our Company, the class and voting structure of our units has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders under Class A Voting Capital Units. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Class B Nonvoting Capital Units, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible notes, preferred units or warrants) into units.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 13, 2019.

Karaganda, LLC

By   /s/   _____

Name   ___Max Weissberg_____
:

Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

See attached.

CERTIFICATION

I, _Max Weissberg_, Principal Executive Officer of Karaganda, LLC, hereby certify that the financial statements of Karaganda, LLC included in this Report are true and complete in all material respects.

_____

Max Weissberg
Principal Executive Officer

Karaganda, LLC
A California Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2017

KARAGANDA, LLC

TABLE OF CONTENTS



To the Members of
Karaganda, LLC
Glendale, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Karaganda, LLC (California limited liability company), which comprise the balance sheet as of December 31, 2017, and the related statements of operations, changes in members' equity (deficit), and cash flows for the period from April 3, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA LLC

Artesian CPA, LLC

Denver, Colorado
October 3, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

KARAGANDA, LLC
BALANCE SHEET (UNAUDITED)
As of December 31, 2017

ASSETS

Current Assets:

Cash and cash equivalents	$	9,431
Investments - at fair value (cost $19,846)		20,114
Total Current Assets		29,545
TOTAL ASSETS	$	29,545

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current Liabilities:

Deferred revenue - Kickstarter	$	32,284
Total Current Liabilities		
Total Members' Equity (Deficit)		(2,739)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$	29,545

KARAGANDA, LLC
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from April 3, 2017 (inception) to December 31, 2017

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
General & administrative		3,104
Total Operating Expenses		3,104
Loss from operations		(3,104)
Other Income/(Expense):		
Dividend income		97
Net change in unrealized gain on investments		268
Total Other Income/ (Expense)		365
Net loss	$	(2,739)

KARAGANDA, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT) (UNAUDITED)
For the period from April 3, 2017 (inception) to December 31, 2017

	Total Members' Equity/(Deficit)
Balance at April 3, 2017 (inception)	$ -
Capital contributions	-
Net loss	(2,739)
Balance at December 31, 2017	$ (2,739)

KARAGANDA, LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from April 3, 2017 (inception) to December 31, 2017

Cash Flows From Operating Activities		
Net loss	$	(2,739)
Unrealized gain on investments		(268)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Changes in operating assets and liabilites:		
Increase/(Decrease) in deferred revenue		32,284
Net Cash Provided By Operating Activities		29,277
Cash Flows From Investing Activities		
Purchase of mutual fund		(19,846)
Net Cash Used in Investing Activities		(19,846)
Net Change In Cash		9,431
Cash at Beginning of Period		-
Cash at End of Period	$	9,431

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-5-

KARAGANDA, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and for the period then ended

NOTE 1: NATURE OF OPERATIONS

Karaganda, LLC (the "Company"), is a limited liability company organized April 3, 2017 under the laws of California. The Company is producing and marketing a motion picture product by the name of Karaganda. The Company will be managing all aspects of production from pre-production to delivery to distribution.

As of December 31, 2017, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation, capital raising, and development activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company has limited liquid assets as of December, 31, 2017, and a working capital deficiency. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. The Company's investments as of December 31, 2017 consist of a single broad U.S. market mutual fund, valued using actively quoted market prices, which are Level 1 inputs.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2017.

During the period ended December 31, 2017, the Company conducted a Kickstarter fundraising campaign, which yielded gross proceeds of $32,284. The Company's obligations related to this fundraising have not yet been fulfilled as of December 31, 2017, and therefore the Company has recognized the entire balance as deferred revenues as of December 31, 2017.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: MEMBERS' EQUITY (DEFICIT)

The Company has three members as of December 31, 2017, but has not yet received any capital contributions to its members' equity.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 3, 2018, the date the financial statements were available to be issued. Based on the evaluation, no material events were identified which require adjustment or disclosure.

Nina Gortinski, ESQ.
2618 San Miguel Drive, Suite 496
Newport Beach CA 92660

November 3, 2018

I have reviewed the financial statements of Karaganda, LLC compiled by Craig
Denlinger of Artesian CPA and agree with all information contained therein.

-Nina Gortinski

November 3, 2018

Karaganda, LLC
A California Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018

KARAGANDA, LLC

TABLE OF CONTENTS



To the Members of
Karaganda, LLC
Newport Beach, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Karaganda, LLC (California limited liability company), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, changes in members' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
April 10, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

KARAGANDA, LLC
BALANCE SHEET (UNAUDITED)
As of December 31, 2018

ASSETS

Current Assets:

Cash and cash equivalents	$ 23,517
Investments - at fair value (cost $228)	195
Total Current Assets	23,712

TOTAL ASSETS	$ 23,712

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current Liabilities:

Deferred revenue - Kickstarter	$ 32,284
Total Current Liabilities	
Total Members' Equity (Deficit)	(8,572)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 23,712

KARAGANDA, LLC
STATEMENT OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2018

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
General and administrative		3,641
Sales and marketing		2,678
Total Operating Expenses		6,319
Loss from operations		(6,319)
Other Income/(Expense):		
Dividend income		283
Interest income		3
Net realized gain on investments		233
Unrealized loss on investments		(33)
Total Other Income/ (Expense)		486
Net loss	$	(5,833)

KARAGANDA, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT) (UNAUDITED)
For the year ended December 31, 2018

	Class A Voting Members	Class B Non-Voting Members	Capital Contributions Receivable	Total Members' Equity/(Deficit)
Balance at December 31, 2017	$ -	$ -	$ -	$ (2,739)
Issuance of Class A Voting Membership Units	40,100	-	(40,100)	-
Net loss	(5,833)	-	-	(5,833)
Balance at December 31, 2018	$ 34,267	$ -	$ (40,100)	$ (8,572)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-4-

KARAGANDA, LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2018

Cash Flows From Operating Activities		
Net loss	$	(5,833)
Unrealized loss on investments		33
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilites:		
Increase/(Decrease) in deferred revenue		-
Net Cash Used In Operating Activities		(5,800)
Cash Flows From Investing Activities		
Net proceeds from sales of investments		19,886
Net Cash Provided By Investing Activities		19,886
Net Change In Cash		14,086
Cash at Beginning of Period		9,431
Cash at End of Period	$	23,517
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest expense	$	-
Cash paid for income taxes	$	-

KARAGANDA, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the year then ended

NOTE 1: NATURE OF OPERATIONS

Karaganda, LLC (the "Company"), is a limited liability company organized April 3, 2017 under the laws of California. The Company is producing and marketing a motion picture product by the name of Karaganda. The Company will be managing all aspects of production from pre-production to delivery to distribution.

As of December 31, 2018, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation, capital raising, and development activities. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company has limited liquid assets with just $23,517 of cash as of December 31, 2018, has a working capital deficiency, and has a net loss of $5,833 for the year ended December 31, 2018. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value. The Company's investments as of December 31, 2018 consist of a single broad U.S. market mutual fund, valued using actively quoted market prices, which are Level 1 inputs.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2018.

During the period ended December 31, 2017, the Company conducted a Kickstarter fundraising campaign, which yielded gross proceeds of $32,284. The Company's obligations related to this fundraising have not yet been fulfilled as of December 31, 2018, and therefore the Company has recognized the entire balance as deferred revenues as of December 31, 2018.

KARAGANDA, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the year then ended

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: MEMBERS' EQUITY (DEFICIT)

The Company has authorized 25,000 membership units, with membership units designated as 1,000 Class A voting membership units and 24,000 Class B non-voting membership units. Class B non-voting membership units have limited rights, no voting rights, and do not have participation in the management of the Company.

The Company will distribution any net profits (as defined in the Company's operating agreement) first to the recoupment of the Class B non-voting members' capital contributions until 115% of the Class B non-voting members' capital contributions have been repaid, and then thereafter net profits are allocated 50% to the Class A voting members and 50% to the Class B non-voting members. The same distribution protocol is followed if and upon a dissolution event.

As of December 31, 2018, 1,000 Class A voting membership units and 0 Class B non-voting membership units were issued and outstanding.

Membership Unit Issuances

The Company issued its three founders a total of 1,000 Class A voting membership units during the period ended December 31, 2018, for total capital contributions of $40,100. The Company records membership unit issuances at the effective date. If a contribution is not funded upon issuance, the

Company records a capital contribution receivable as an asset on a balance sheet. When contributed capital receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to members' equity (deficit). As the capital contributions were not funded as of the issuance of these financial statements, the capital contribution receivable is reflected as a contra-equity balance in the statement of changes in members' equity (deficit).

Limited Liability

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Offering of Membership Units

Subsequent to December 31, 2018, the Company commenced an offering of its Class B non-voting membership units in a Regulation Crowdfunding offering. The Company has commitments for a total of 544 Class B non-voting membership units at $100 per unit through the issuance of these financial statements.

KARAGANDA, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and for the year then ended

<u>Management's Evaluation</u>

The Company has evaluated subsequent events through April 10, 2019, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.